

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 26, 2016

Jerry E. Sheridan
Chief Executive Officer
AmeriGas Partners, L.P.
460 North Gulph Road
King of Prussia, PA 19406

> **Re: AmeriGas Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed November 25, 2015**
> **File No. 001-13692**

Dear Mr. Sheridan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jim Allegretto for

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: John L. Walsh, UGI Corporation Chief Executive Officer